Exhibit 99.1

Sol-Gel Technologies Announces Sale of Generic Dermatology Portfolio to Partner
Padagis for $21 Million

- Sol-Gel to receive $21 million over 24 months in exchange for the transfer of its rights to two marketed generic drugs and eight unapproved generic programs

- Sol-Gel to retain two generic programs encompassing four high-value generic drug candidates

- Sol-Gel’s cash runway expected to extend through at least Q4 2023

- Sol-Gel’s focus remains on supporting Galderma to launch TWYNEO®, and EPSOLAY®, subject to its FDA approval, along with advancing its innovative pipeline of assets

NESS ZIONA, Israel, November 4, 2021 (GLOBE NEWSWIRE) -- Sol-Gel Technologies, Ltd. (Nasdaq: SLGL), (“Sol-Gel”), a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced a new agreement with Padagis (formerly a division of Perrigo Company plc) (the “Agreement”), which will replace prior collaborative agreements for the development and commercialization of certain generic drugs for skin diseases.

After a thorough strategic analysis, and following encouraging results from previously disclosed pre-clinical studies, Sol-Gel decided to focus on expediting the advancement of its innovative pipeline into clinical-stage development.  Sol-Gel therefore decided to sell to Padagis its rights related to 10 generic collaborative agreements between the parties, including the agreements for acyclovir cream, ivermectin cream, halobetasol propionate lotion, and halobetasol propionate and tazarotene lotion. Under the new Agreement, Sol-Gel has retained collaboration rights to two generic programs related to four generic drug candidates that it believes to have the most value-generating potential.

Under the terms of the new Agreement with Padagis, effective as of November 1, 2021, Sol-Gel will unconditionally receive $21 million over 24 months, in lieu of its share in future gross profits for acyclovir cream and ivermectin cream and its potential gross profits for eight unapproved generic programs.  The new Agreement also provides that, effective as of November 1, 2021, Sol-Gel will cease paying any outstanding and future operational costs related to the collaborative agreements.  Importantly, this Agreement is expected to extend Sol-Gel’s cash runway until at least the end of 2023.

Alon Seri-Levy, Co-Founder and CEO of Sol-Gel, stated, “Today’s announcement highlights our commitment to accelerate the development of Sol-Gel’s innovative pipeline. Earlier this year, we licensed Galderma the U.S. commercialization rights for EPSOLAY® and TWYNEO® while retaining the option to regain commercialization rights five years after first commercial sale.  We can now focus on advancing our pipeline of innovative assets into clinical studies, along with supporting Galderma in launching TWYNEO, already approved by the FDA, and EPSOLAY, subject to FDA approval.”

About Sol-Gel Technologies

Sol-Gel is a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leverages its proprietary microencapsulation technology platform for TWYNEO, which is FDA approved for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, under investigation for the treatment of inflammatory lesions of rosacea with an NDA filed with the FDA and a PDUFA goal date that was set for April 26, 2021. Action on the NDA for EPSOLAY has not yet been taken due to the inability of the FDA to conduct a pre-approval inspection of the production site of EPSOLAY as a result of COVID-19 travel restrictions. Both product candidates are exclusively licensed for U.S. commercialization with Galderma.

The Company’s pipeline also includes early-stage topical drug candidates SGT-210 (topical erlotinib) under investigation for the treatment of palmoplantar keratoderma, SGT-310 (tapinarof cream) and SGT-510 (topical roflumilast) under investigation for the treatment of plaque psoriasis and other dermatologic indications.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding receipt of future payments under the new agreements with Padagis and advancing our pipeline of innovative assets. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we will not receive all future payments under the new agreements with Padagis, the risk that we won’t be successful in advancing our pipeline of innovative assets as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements.

Contact:

Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1-917-734-7387

Sol-Gel Technologies
Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com